UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JD.com, Inc.

(Name of Issuer)

Ordinary Shares, par value of $0.00002 per share

(Title of Class of Securities)

47215P 106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Richard Qiangdong Liu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 502,111,561
		6	Shared Voting Power 0
		7	Sole Dispositive Power 452,044,989
		8	Shared Dispositive Power 0
9

Aggregate Amount Beneficially Owned by Each Reporting Person
502,111,561 (This includes 50,066,572 shares beneficially owned by Fortune Rising Holdings Limited, which holds and administers these shares for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself). Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. See Item 4.)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 17.6%. *The voting power of the shares beneficially owned represent 80.1% of the total outstanding voting power. **
12	Type of Reporting Person IN

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2016 (taking into account the number of shares that the Reporting Person had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2016). Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

**  During the fourth quarter of 2016, Fortune Rising Holdings Limited sold an aggregate of 446,081 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu, who did not sell any of the shares of the Issuer he beneficially owns in the open market in 2016). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. However, the logistical procedures relating to the conversion of 892,162 Class B ordinary shares held by Fortune Rising Holdings Limited into 446,081 ADSs had not been completed as of December 31, 2016. Assuming such logistics had been completed as of December 31, 2016, Mr. Liu would have beneficially owned a total of 501,219,399 ordinary shares, representing 17.5% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 80.0% of the total outstanding voting power. See Item 4.

1	Names of Reporting Persons Max Smart Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 449,444,989
		6	Shared Voting Power 0
		7	Sole Dispositive Power 449,444,989
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 449,444,989
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 15.7%. *The voting power of the shares beneficially owned represent 71.6% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2016. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Fortune Rising Holdings Limited *
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 50,066,572
		6	Shared Voting Power 0
		7	Sole Dispositive Power 50,066,572
		8	Shared Dispositive Power 0
9

Aggregate Amount Beneficially Owned by Each Reporting Person
50,066,572 (Fortune Rising Holdings Limited holds and administers these shares for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself). Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. See Item 4.)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.8%. **The voting power of the shares beneficially owned represent 8.5% of the total outstanding voting power. ***
12	Type of Reporting Person CO

* Fortune Rising Holdings Limited, a British Virgin Islands company, holds and administers the Class B ordinary shares of the Issuer for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself), such as transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. See Item 4.

** The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2016. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

*** During the fourth quarter of 2016, Fortune Rising Holdings Limited sold an aggregate of 446,081 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. However, the logistical procedures relating to the conversion of 892,162 Class B ordinary shares held by Fortune Rising Holdings Limited into 446,081 ADSs had not been completed as of December 31, 2016. Assuming such logistics had been completed as of December 31, 2016, Fortune Rising Holdings Limited would have held 49,174,410 Class B ordinary shares, representing 1.7% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 8.3% of the total outstanding voting power. See Item 4.

Item 1(a).                  Name of Issuer:

JD.com, Inc.

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111

The People’s Republic of China

Item 2(a).                  Name of Person Filing:

Richard Qiangdong Liu

Max Smart Limited

Fortune Rising Holdings Limited

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111

The People’s Republic of China

Max Smart Limited

c/o Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111

The People’s Republic of China

Fortune Rising Holdings Limited

c/o Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111

The People’s Republic of China

Item 2(c).                   Citizenship:

Richard Qiangdong Liu — People’s Republic of China

Max Smart Limited — British Virgin Islands

Fortune Rising Holdings Limited — British Virgin Islands

Item 2(d).                  Title of Class of Securities:

Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes.  Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).                   CUSIP NO.:

47215P 106

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), each representing two Class A ordinary shares of the Issuer, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.                                 If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.00002 per share of JD.com, Inc. by each of the reporting persons is provided as of December 31, 2016:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	502,111,561	17.6	502,111,561	0	452,044,989	0
Max Smart Limited	449,444,989	15.7	449,444,989	0	449,444,989	0
Fortune Rising Holdings Limited	50,066,572	1.8	50,066,572	0	50,066,572	0

The 502,111,561 ordinary shares of the Issuer beneficially owned by Mr. Richard Qiangdong Liu comprise (i) 421,507,423 Class B ordinary shares directly held by Max Smart Limited and 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares, owned by Max Smart Limited as described below, (ii) 2,600,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2016, and (iii) 50,066,572 Class B ordinary shares held by Fortune Rising Holdings Limited as described below.

Max Smart Limited, a British Virgin Islands company, directly holds 421,507,423 Class B ordinary shares of the Issuer, and owns 13,968,783 restricted ADSs, representing 27,937,566 Class A ordinary shares. Max Smart Limited is 100% owned by UBS Nominees Limited on behalf of The Max Smart Trust, with UBS Trustees (BVI) Ltd. as the trustee, Mr. Richard Qiangdong Liu as the settlor and protector, and Mr. Liu and others designated by Mr. Liu as beneficiaries. Mr. Liu reserves the right to revoke The Max Smart Trust without the consent of another person, and Mr. Liu is the sole director of Max Smart Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Max Smart Limited.

As of December 31, 2016, Fortune Rising Holdings Limited, a British Virgin Islands company, held 50,066,572 Class B ordinary shares. Fortune Rising Holdings Limited holds and administers the Class B ordinary shares of the Issuer for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself), such as transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. As the representative of Fortune Rising Holdings Limited, Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Fortune Rising Holdings Limited.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2016 is based on 2,856,528,005 outstanding ordinary shares as a single class, being the sum of 2,467,134,904 Class A ordinary shares and 471,573,995 Class B ordinary shares outstanding as of December 31, 2016 assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 82,180,894 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s Share Incentive Plan. In addition, the calculation of percentage of the class of securities beneficially owned by Mr. Richard Qiangdong Liu has also taken into account 2,600,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2016.

* During the fourth quarter of 2016, Fortune Rising Holdings Limited sold an aggregate of 446,081 ADSs (representing 892,162 Class A ordinary shares) in the open market on behalf of certain employees of the Issuer (not including Mr. Richard Qiangdong Liu) who wished to sell the shares that they had received upon the exercising or vesting of the awards granted to them under the Issuer’s Share Incentive Plan. However, the logistics with the Issuer’s Cayman registrar and depositary bank, including the conversion of  892,162 Class B ordinary shares held by Fortune Rising Holdings Limited into an equal number of Class A ordinary shares and the conversion of these Class A ordinary shares into 446,081 ADSs, had not been completed as of December 31, 2016. Assuming the aforementioned logistics had been completed as of December 31, 2016, Fortune Rising Holdings Limited would have held 49,174,410 Class B ordinary shares, and the ownership of the ordinary shares of the Issuer by each of the reporting persons would be as follows:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	501,219,399	17.5	501,219,399	0	452,044,989	0
Max Smart Limited	449,444,989	15.7	449,444,989	0	449,444,989	0
Fortune Rising Holdings Limited	49,174,410	1.7	49,174,410	0	49,174,410	0

Item 5.                                 Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                                 Identification and Classification of Members of the Group

Not applicable

Item 9.                                 Notice of Dissolution of Group

Not applicable

Item 10.                          Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

Richard Qiangdong Liu	/s/ Richard Qiangdong Liu
Richard Qiangdong Liu

Max Smart Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

Fortune Rising Holdings Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement